UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 10)*

                              Jacobs Engineering Group, Inc.
                            (Name of Issuer)

                              Common Stock without Par Value
                     (Title of Class of Securities)

                              469814-10-7
                             (CUSIP Number)

 Sherry Wilzig Izak, Chairman, 921 Bergen Avenue, Jersey City, NJ 07306
                            (201) 420-2796
   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                          August 11, 1995
     (Date of Event which Requires Filing of this Statement)

If  the  filing  person has previously filed a statement on  Schedule  13G  to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note:   Six  copies  of  this statement, including  all  exhibits,  should  be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).

      1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

            Wilshire Oil Company of Texas-I.D. No. 84-0513668


      2)    Check the Appropriate Box if a Member of a Group (See
Instructions):

            (a)   Not

            (b)   Applicable


      3)    SEC Use Only


      4)    Source of Funds (See Instructions):

            Not Applicable


      5)    Check if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e):

            Not Applicable


      6)    Citizenship or Place of Organization:

            Delaware


  Number of          7)    Sole Voting Power:               1,193,760
  Shares Bene-
  ficially           8)    Shared Voting Power:                     0
  Owned by
  Each Report-       9)    Sole Dispositive Power:          1,193,760
  ing Person
  With:             10)    Shared Dispositive Power:                0


      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

            1,193,760


     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

            Not Applicable


      13)   Percent of Class Represented by Amount in Row (11)

            4.70%


      14)   Type of Reporting Person

            CO


       The   statement  on  Schedule  13D  relating  to  the  common   stock,
without par value (the "Shares"), of Jacobs Engineering Group, Inc. ("Jacobs") of Wilshire Oil Company of Texas (the "Company") filed April 21, 1986, amended by Amendment No. 1 filed May 15, 1986, Amendment No. 2
filed October 31, 1986,  Amendment  No.  3  filed  February   20,   1987,
Amendment No. 4 filed March 5, 1987, Amendment No. 5 filed February 17, 1988, Amendment No. 6 filed October 23, 1990, Amendment No. 7 filed May 20, 1992, Amendment No. 8 filed January 6, 1993 and Amendment No. 9 filed March 24, 1994, is further amended as follows:

Item 5.     Interest in Securities of the Issuer.

            On or about June 12, 1995, the Company sold 5,000 Shares in the open market at a price of $21.50 per share. On or about June 14, 1995, the Company sold 9,500 Shares in the open market at a price of $21.50 per share. On or about June 29, 1995, the Company purchased 1,000 Shares in the open market at a price of $20.75 per share. On or about June 29, 1995, the Company purchased 3,000 Shares in the open market at a price of $20.875 per share. On or about June 30, 1995, the Company purchased 700 Shares in the open market at a price of $21.375 per share. On or about June 30, 1995, the Company purchased 4,000 Shares in the open market at a price of $21.25 per share. On or about June 30, 1995, the Company purchased 500 Shares in the open market at a price of $21.00 per share. On or about June 30, 1995, the Company purchased 500 Shares in the open market at a price of $20.875 per share. On or about June 30, 1995, the Company purchased 1,300 Shares in the open market at a price of $21.625 per share. On or about June 30, 1995, the Company purchased 2,000 Shares in the open market at a price of $21.875 per share. On or about June 30, 1995, the Company purchased 4,000 Shares in the open market at a price of $20.50 per share. On or about June 30, 1995, the Company purchased 9,000 Shares in the open market at a price of $20.625 per share. On or about July 7, 1995, the Company sold 9,000 Shares in the open market at a price of $22.25 per share. On or about July 10, 1995, the Company sold 16,000 Shares in the open market at a price of $21.875 per share. On or about July 17, 1995, the Company sold 10,000 Shares in the open market at a price of $22.50 per share. On or about July 19, 1995, the Company sold 3,000 Shares in the open market at a price of $22.625 per share. On or about August 11, 1995, the Company sold 50,000 Shares in the open market at a price of $23.00 per share.

                                Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to the statement is true, complete and correct.

                                    WILSHIRE OIL COMPANY OF TEXAS



                                    By: /s/Sherry Wilzig Izak
                                           Sherry Wilzig Izak
                                           Chairman of the Board

Dated:  November 3, 1995